EXHIBIT 99.2

Consolidated Financial Statements
May 31, 2008 and 2007

NEPTUNE
TECHNOLOGIES & BIORESSOURCES

AUDITORS’ REPORT
TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Neptune Technologies & Bioressources Inc. as at May 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss, deficit, contributed surplus and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants

Montreal, Canada July 18, 2008

NEPTUNE
TECHNOLOGIES & BIORESSOURCES

CONSOLIDATED BALANCE SHEETS

	MAY 31 2008 $	MAY 31 2007 $

Assets
Current assets
Cash	545,596	659,354
Term deposits	2,166,699	2,750,323
Accounts receivable (note 11)	4,527,287	3,067,381
Tax credits receivable	264,803	100,858
Inventories (note 12)	1,383,176	2,115,652
Prepaid expenses	224,878	53,039

	9,112,439	8,746,607
Property, plant and equipment (note 13)	4,050,095	4,310,360
Intangible assets (note 14)	1,098,658	560,620
Other assets	95,977	—

	14,357,169	13,617,587

Liabilities
Current liabilities
Bank loan (note 15)	—	210,000
Accounts payable and accrued liabilities
Company controlled by an officer and director (note 6)	59,728	46,134
Other	1,821,469	1,432,785
Current portion of long-term debt	984,018	926,345

	2,865,215	2,615,264
Advance payments (note 5)	873,260	—
Long-term debt (note 16)	2,524,023	3,293,551

	6,262,498	5,908,815

Shareholders’ Equity
Capital stock and warrants (note 17)	24,902,594	23,182,472
Contributed surplus	6,425,114	2,974,533
Deficit	(23,233,037)	(18,448,233)

	8,094,671	7,708,772

	14,357,169	13,617,587

On behalf of the Board,

/s/ Michel Timperio	/s/ Michel Chartrand
Michel Timperio Chairman of the Board	Michel Chartrand Director

Laval, August 5, 2008

The accompanying notes are an integral part of the consolidated financial statements.

NEPTUNE
TECHNOLOGIES & BIORESSOURCES

CONSOLIDATED STATEMENTS OF DEFICIT

Years ended May 31

	2008 $	2007 $

Balance, beginning of year	(18,448,233)	(15,237,262)
Net loss	(4,784,804)	(2,677,433)
Share issue expenses	—	(360,669)
Warrant issue expenses (note 17)	—	(172,869)

Balance, end of year	(23,233,037)	(18,448,233)

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS

Years ended May 31

	2008 $	2007 $

Balance, beginning of year	2,974,533	1,172,116
Exercised options	(1,040,790)	(1,027,468)
Stock-based compensation	4,491,371	2,829,885

Balance, end of year	6,425,114	2,974,533

The accompanying notes are an integral part of the consolidated financial statements.

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TECHNOLOGIES & BIORESSOURCES

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE LOSS

Years ended May 31

	2008 $	2007 $

Sales	10,263,825	8,126,192

Cost of sales and operating expenses (excluding amortization and stock-based compensation)	8,858,429	6,291,876
Stock-based compensation	4,491,371	2,829,885
Research and development expenses (note 7)	484,524	387,467
Financial expenses (note 8)	468,426	584,999
Amortization (note 9)	596,455	569,181

	14,899,205	10,663,408

Loss before undernoted	(4,635,380)	(2,537,216)
Interest income	99,124	57,136
Foreign exchange loss	(248,548)	(197,353)

Net loss and comprehensive loss	(4,784,804)	(2,677,433)

Basic and diluted loss per share	(0.13)	(0.075)

Weighted average number of shares outstanding	37,105,672	35,510,919

The accompanying notes are an integral part of the consolidated financial statements.

NEPTUNE
TECHNOLOGIES & BIORESSOURCES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended May 31

	2008 $	2007 $

Operating activities
Net loss	(4,784,804)	(2,677,433)
Non-cash items
Amortization of property, plant and equipment	581,394	560,211
Amortization of intangible assets	15,061	8,970
Write-off of property, plant and equipment	—	12,215
Stock-based compensation	4,491,371	2,829,885
Not realized foreign exchange loss on advance payments	55,050	—
Changes in working capital items (Note 10)	(749,196)	(2,355,171)

Cash flows from operating activities	(391,124)	(1,621,323)

Investing activities
Addition to property, plant and equipment	(188,647)	(962,472)
Addition to intangible assets	(553,099)	(62,014)
Decrease (increase) in term deposits	583,624
Decrease (increase) in other assets	—	100,000

Cash flows from investing activities	(158,122)	(3,524,809)

Financing activities
Increase (decrease) in bank loan	(210,000)	170,000
Increase in long-term debt	77,609	907,500
Repayment of long-term debt	(929,663)	(767,372)
Issue of share capital	—	4,500,000
Advance payments	818,210	—
Issue of share capital on exercise of options	679,332	480,126
Share issue expenses	—	(360,669)

Cash flows from financing activities	435,488	4,929,585

Net increase (decrease) in cash and cash equivalents	(113,758)	(216,547)
Cash, beginning of year	659,354	875,901

Cash, end of year	545,596	659,354

The accompanying notes are an integral part of the consolidated financial statements.

NEPTUNE
TECHNOLOGIES & BIORESSOURCES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 As at May 31, 2008 and 2007

1- GOVERNING STATUTES

Neptune Technologies & Bioressources Inc. (the Company) was incorporated under Part IA of the Companies Act (Québec) on October 9, 1998.

2 - NATURE OF OPERATIONS

The Company focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical, biopharmaceutical and cosmetic industries.

The Company focuses on the application of extraction processes on marine biomasses such as krill and other underexploited marine sources. The Company industrializes its extraction processes and produces its marine oil Neptune Krill Oil - NKO ® as well as its protein-concentrated Neptune Krill Aquatein - NKA™. Its products are intended for the nutraceutical, biopharmaceutical, cosmetics and pet food markets. The Company’s future profitability rests on various factors, such as: achievement of the clinical studies, product regulatory approval and the ability of the Company to commercialize and distribute its products with success.

3 - CHANGES IN ACCOUNTING POLICIES

Accounting changes

In July 2006, the Canadian Institute of Chartered Accountants (CICA) issued changes to the CICA Handbook Section 1506 entitled Accounting Changes . The changes to this section particularly affect the following items: an entity would be permitted to change an accounting policy only when it is required by a primary source of Canadian generally accepted accounting principles (GAAP), or when the change results in a more reliable and relevant presentation in the financial statements; changes in accounting policy should be applied retroactively, except in cases where specific transitional provisions in a primary source of GAAP allow otherwise or where application to comparative information is impractical (the standard provides specific guidance as to what is considered impractical); expanded disclosures about the effects of changes in accounting policy, estimates and corrections of errors to the financial statements; disclosure of new primary sources of GAAP that have been issued but have not yet come into effect and have not yet been adopted by the entity.

Changes to this section are effective for interim periods and fiscal years beginning on or after January 1, 2007 and were adopted by the Company as of the interim period started March 1, 2008.

Effective June 1, 2007, the Company adopted the new accounting standards appearing in CICA Handbook Section 1530, Comprehensive Income , Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges. The significant changes related to these new accounting standards are as follows:

i) Comprehensive income

CICA Handbook Section 1530, Comprehensive Income, introduces a new financial statement which discloses the change in equity of an enterprise during a period as a result of transactions and other events and circumstances arising from non-owner sources. No adjustments were required as a result of the application of this section for the year ended May 31, 2008.

ii) Financial instruments – recognition and measurement

CICA Handbook Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and nonfinancial derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and must be classified against the underlying financial instruments..

Financial assets and liabilities held-for-trading are measured at fair value with changes in fair value recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value or at cost in the case of financial assets that do not have a quoted market price in an active market and changes in fair value are recorded in comprehensive income.

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TECHNOLOGIES & BIORESSOURCES

The Company classified its cash and its term deposits as financial assets held-for-trading. Accounts receivable and tax credits receivable are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities.

iii) Hedges

CICA Handbook Section 3865, Hedges, specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and states required disclosures.

The adoption of these new sections had no impact on the consolidated financial statements of the Company for the year ended May 31, 2008.

Recently issued accounting Standards

The following accounting standards were recently issued by the CICA. The Company is currently evaluating the impact of the adoption of these new standards on the consolidated financial statements.

Section 1535, Capital Disclosures, establishes guidelines for disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. This new standard relates to disclosure only and will not impact the financial results of the Company. This standard is effective in the 2009 fiscal year.

Section 3862, Financial Instruments - Disclosure, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Section 3863, Financial Instruments – Presentation, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861, Financial Instruments – Disclosure and Presentation. These new standards relate to disclosure only and will not impact the financial results of the Company. These standards are effective in the 2009 fiscal year.

In 2005, the Accounting Standards Board of Canada (AcSB) announced that accounting standards in Canada are to converge with International Financial Reporting Standards (IFRS). In May 2007, the CICA published an updated version of its Implementation Plan for Incorporating IFRS into Canadian GAAP. This plan includes an outline of the key decisions that the CICA needs to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian generally accepted accounting standards with IFRS. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed. The Company is currently assessing the future impact of these new standards on its consolidated financial statements. These standards are effective for fiscal years beginning January 1, 2011.

In 2007, the CICA issued section 3031, Inventories, which replaces the previous section 3030. This new section establishes standards for the measurement of inventory, including the determination of their cost and net realizable value, and requires more extensive disclosure. This new standard will not be significant on inventories valuation of the Company at June 1, 2008. This standard will be effective in the 2009 fiscal year.

In 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company does not expect this standard to have a significant effect on its financial statements except for the capitalized start-up costs ($95,977 as at May 31, 2008) presented as Other assets which will be written off from the consolidated balance sheets.

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TECHNOLOGIES & BIORESSOURCES

4 - ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). Significant accounting policies are described below.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, Acasti Pharma Inc. (formerly 9113-0310 Québec Inc.) and Neptune Technologies & Bioressources USA Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, as well as the recorded amounts of earnings and expenses during the years. Significant areas requiring the use of estimates include the useful lives of assets to calculate their depreciation and the net recoverable amount of tangible and intangible assets, evaluation of research and development tax credits receivable and evaluating the likelihood of recoverability of future income taxes. Consequently, actual results could differ from those estimates.

Revenue recognition

Revenues from operations are recognized when the following conditions are met: goods are shipped, the significant risks and advantages related to ownership are transferred, the consideration is fixed or determinable and collection is reasonably assured.

Payments received under partnership agreements may include initial payments and milestone payments based on product development according to specific achievements in accordance with agreements. Initial payments and milestone payments requiring a company’s ongoing involvement, are deferred and amortized in income based on future royalties which will be received by the Company. Milestone payments based on products development, for which the Company has no future involvement or obligations to perform related to that specified element of the agreement are recognized in income upon the achievement of the specified milestones.

Licence rights and royalties are recognized when contractually determined events occur and collection is reasonably assured.

Interest income on investments is recognized according to the number of days such investments are held.

Term deposits

Term deposits consist of readily realizable short-term investments with maturities of one year or less and are presented at fair value.

Inventories

Raw materials are valued at the lower of cost and replacement cost, cost being determined by the average cost method. Finished goods are valued at the lower of cost and net realizable value; cost is determined by cost per project including direct costs and fixed and variable indirect costs related to production (monthly average cost). Each project corresponds to one month of production.

Turnover of the Company’s principal product, Neptune Krill Oil (NKO ®) is such that no provision for obsolescence is required. However, on a quarterly basis, a review is performed for all products.

Tax credits

Tax credits are accounted for using the cost reduction method. Under this method, tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

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TECHNOLOGIES & BIORESSOURCES

Property, plant and equipment

Property, plant and equipment are recorded at cost less related tax credits for research and development.

Assets acquired under capital leases are carried at cost, being the present value of the contractually determined minimum lease payments.

Amortization of property, plant and equipment and assets acquired under capital leases are calculated over their estimated useful lives using the following methods and rates:

Property, plant and equipment	Methods	Rates- period

Building	Straight-line	40 yrs
Furniture and fixtures	Diminishing balance	20%
Office equipment	Diminishing balance	30%
Processing equipment	Straight-line	10 yrs
Laboratory equipment	Straight-line	5 yrs
Computer equipment	Straight-line	between 3-4 yrs
Software	Straight-line	2 yrs
Leasehold improvements	Straight-line	Lease term

Research and development expenses

Research expenses are charged to income in the year of expenditure less related tax credits. Development costs are charged to income net of related tax credits as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Company has not deferred any such development costs in 2007. During 2008, expenses of $296,527 have been deferred and presented as intangible assets. The costs are mainly related to the deodorisation of Neptune Krill Oil (NKO ®) as part of partnership agreements. No amortization has been considered during 2008.

Intangible assets

Intangible assets consist of costs related to the acquisition of patents, trademarks and permits. They also include capitalized development costs. The patent costs include legal fees to obtain patents and patent application fees.

Patents are recorded at cost and amortized according to the straight-line method over their remaining expected life over a maximum period of 20 years.

Trademarks and permit are recorded at cost and are not amortized since the Company considers they have an indefinite life given they can be renewed at low costs.

Capitalized development costs are deferred until related products are marketable and are amortized for a maximum period of 5 years.

Other assets

At May 31st, 2008, the Company had a subsidiary in its start-up phase. The mission of the subsidiary will be to develop, in collaboration with strategic partners, the OTC (over-the-counter), medical foods and pharmaceuticals industry markets. The start-up costs were capitalized in accordance with EIC-27 and AcG-11 and essentially consist of legal fees for the Company’s incorporation and organization of the share capital. The expenses capitalized are incremental in nature and management evaluates that it is likely that the future activities of this new company will allow for the amortization of the expenses capitalized. Expenses will be capitalized up to the date on which business activities are launched and amortized over a maximum period of 1 year, until Section 3064, Goodwill and Intangible Assets, is adopted.

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TECHNOLOGIES & BIORESSOURCES

Impairment and disposal of long-lived assets

Long-lived assets, including fixed assets and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Unamortized long-term assets are annually tested for impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the difference between the carrying amount and the fair value. Quoted market values are used whenever available to estimate fair value. When quoted market values are unavailable, the fair value of the long-lived asset is generally based on estimates of discounted expected net cash flows.

Assets to be disposed of are presented separately in the balance sheet and reported at the lower of the carrying amount or the recoverable amount less selling costs, and are no longer depreciated. The assets and liabilities to be disposed of that are classified as held-for-sale are presented separately in the appropriate asset and liability sections of the balance sheets.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate. Revenue and expenses denominated in foreign currencies are translated into Canadian dollars at the average rate of exchange in effect during the year. Exchange gains and losses arising from these transactions are included in income during the year.

Foreign currency contracts

The Company enters into foreign currency forward contracts to protect itself against exchange rate fluctuations. The Company does not use hedge accounting; accordingly, the foreign currency forwards are recognized at fair value on the balance sheet and changes in fair value are recognized in earnings for the year.

Share issue expenses

Share issue expenses are accounted for as an increase in the deficit.

Loss per share

Loss per common share is calculated as per the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of options and warrants.

Warrants and stock options described in Notes 17 and 18 were not included in the calculation of diluted earnings per share in 2008 and 2007 because the Company sustained losses and their inclusion would be anti-dilutive.

Stock-based compensation

The Company offers a stock-based compensation plan, which is described in Note 18. The Company accounts for stock options granted to employees and non-employees based on fair value as an expense following the straight-line method for employees and when services are provided for non-employees. Any consideration received at the exercise of options is credited to capital stock.

Income tax

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the carrying value and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the temporary differences are expected to be realized or settled. As per available information, a valuation allowance is provided to the extent that it is more likely than not that all or part of the future income tax assets will not be realized.

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TECHNOLOGIES & BIORESSOURCES

5 - PARTNERSHIPS AND COLLABORATION AGREEMENTS

During the first quarter of fiscal year 2008, the Company received a first payment of $773,400 (500,000 euros) out of several payments scheduled under the terms of a partnership agreement entered into in June 2007. This amount is recorded under advanced payments. The agreement foresees the Company’s commitment of developing a clinical research program and the development of products incorporating Neptune krill oil (NKO ®) in a dietary matrix. The initial payment is refundable only if the parties fail to meet certain developmental milestones prior to the release of the products on the market. The advance payments will be amortized on future royalties under the terms of the agreement.

During the 2nd quarter of fiscal year 2008, the Company received a payment of $99,860 under the terms of a collaboration agreement for a clinical study concluded in May 2007. This amount is recorded under advanced payments. The agreement foresees the Company’s commitment to implement a clinical research project on the effects of Neptune krill oil (NKO ®) and Neptune phospholipid concentrates on certain neurodegenerative health conditions. This amount is only refundable if a license or a license option is signed by Neptune concerning the use of the clinical study’s results with a third party other than the one currently involved in the agreement.

During fiscal 2008, no revenues were recognized as per these two agreements.

6 - RELATED PARTY TRANSACTIONS

The Company entered into an agreement with a shareholder (a company controlled by an officer and director), as of June 1, 2002, calling for royalties to be paid in semi-annual instalments equal to 1% of net annual sales, for an unlimited period. The amount paid cannot exceed net earnings before interest, taxes and amortization. For the current year, total royalties amount to $102,638 ($81,206 in 2007). As at May 31, 2008, the balance due to this shareholder under this agreement amounts to $59,728 ($46,134 at May 31, 2007). This amount is shown on the balance sheet under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

7 - INFORMATION REGARDING RESEARCH AND DEVELOPMENT PROJECTS

The Company has a worldwide operating license, including an option to purchase intellectual property for an extraction process allowing it to extract oil from krill and other marine and aquatic biomass rich in ingredients with various beneficial biological properties.

In 2008, the Company continued to collaborate in joint clinical research projects with strategic partners active in the OTC (over the counter), pharmaceutical and/or food industries, including Nestlé and Yoplait. Furthermore, the Company initiated several clinical trials:

1.
Evaluation of the bioavailability and steady-state assessment of EPA and DHA of Neptune krill oil (NKO ®) compared to pharmaceutical grade EPA & DHA esters, combination of bioactives simulating and fish oil.

2.	Evaluation of the effects of Neptune krill oil (NKO ®) and its superior effect over fish oil on human conditions.

The Company also conducted in Canada, United States and Europe several partnership programs in order to acquire solutions to incorporate Neptune krill oil (NKO ®) in functional foods.

These partnerships included different technologies listed below:

Molecular distillation Steam distillation Microencapsulation Macroencapsulation Supercritical fluid extraction

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TECHNOLOGIES & BIORESSOURCES

The Company participated in joint clinical research projects in collaboration with private institutional and/or specialized academic organizations.

In addition, the Company carried out medical research in the field of cardiovascular, neurodegenerative diseases and rheumatoid arthritis.

The costs encountered for research and development projects in process are:

	2008 $	2007 $

Salaries and employee benefits	732,323	447,783
Subcontracting	49,629	39,284
General and study expenses	5,538	8,050
Travel expenses	11,954	19,915

	799,444	515,032
Tax credits	(314,920)	(127,565)

	484,524	387,467

Research tax credits recorded by the Company must be reviewed and approved by the tax authorities; accordingly, amounts granted may differ from those recorded.

8 - FINANCIAL EXPENSES

	2008 $	2007 $

Bank charges and contracts	31,158	39,464
Interest - short-term loan	3,113	6,752
Interest - long-term debt	434,155	538,783

	468,426	584,999

9 - EARNINGS INFORMATION

	2008 $	2007 $

Amortization
Property, plant and equipment	581,394	560,211
Intangible assets	15,061	8,970

	596,455	569,181

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TECHNOLOGIES & BIORESSOURCES

10 - CASH FLOW INFORMATION a) Net changes in non-cash working capital items are detailed as follows:

	2008 $	2007 $

Trade accounts receivable	(1,459,906)	(1,583,318)
Tax credits receivable	(163,945)	9,000
Inventories	732,476	(859,079)
Prepaid expenses	(171,839)	84,399
Accounts payable and accrued liabilities	314,018	6,173

	(749,196)	(2,355,171)

b) Non-cash transactions:

	2008 $	2007 $

Value of acquired property, plant and equipment included in accounts payable and accrued liabilities	29,260	36,977
Property, plant and equipment acquired by way of capital leases	140,199	26,193
Acquisition of property, plant and equipment financed by a balance of sale	—	399,750
Increase in other assets included in accounts payables and accrued liabilities	95,977	—

Interest paid for operating activities	420,644	528,911

11 - ACCOUNTS RECEIVABLE

	2008 $	2007 $

Trade accounts receivable	4,482,101	2,943,034
Sales taxes	45,186	49,051
Other	—	75,296

	4 527,287	3,067,381

12 – INVENTORIES

	2008 $	2007 $

Raw materials	1,053,851	767,559
Finished goods	329,325	1,348,093

	1,383,176	2,115,652

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TECHNOLOGIES & BIORESSOURCES

13 - PROPERTY, PLANT AND EQUIPMENT

			2008
	COST $	ACCUMULATED AMORTIZATION $	NET $

Land	40,540	—	40,540
Furniture and fixtures	110,382	80,095	30,287
Office equipment	72,052	57,997	14,055
Processing equipment	3,768,142	1,823,788	1,944,354
Laboratory equipment	479,590	372,852	106,738
Computer equipment	32,808	13,028	19,780
Plant	1,960,212	386,108	1,574,104
Plant - Project in progress	85,293	—	85,293
Computer equipment - Project in progress	26,693	—	26,693

	6,575,712	2,733,868	3,841,844
Assets under capital leases
Processing equipment	48,560	17,707	30,853
Office equipment	47,889	19,388	28,501
Computer equipment	134,675	42,284	92,391
Computer equipment - Project in progress	56,506	—	56,506

	6,863,342	2,813,247	4,050,095

			2007
	COST $	ACCUMULATED AMORTIZATION $	NET $

Land	40,540	—	40,540
Furniture and fixtures	108,832	72,872	35,960
Office equipment	66,659	53,769	12,890
Processing equipment	3,740,927	1,449,278	2,291,649
Laboratory equipment	479,589	276,934	202,655
Computer equipment	84,220	73,230	10,990
Plant	1,960,212	337,103	1,623,109

	6,480,979	2,263,186	4,217,793
Assets under capital leases
Processing equipment	48,560	12,851	35,709
Laboratory equipment	53,460	42,768	10,692
Office equipment	38,236	12,262	25,974
Computer equipment	41,597	21,405	20,192

	6,662,832	2,352,472	4,310,360

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TECHNOLOGIES & BIORESSOURCES

14 - INTANGIBLE ASSETS

			2008
	COST $	ACCUMULATED AMORTIZATION $	NET $

Amortizable intangible assets
Patents	601,975	35,159	566,816
Development costs	296,527	—	296,527

	898,502	35,159	863,343
Unamortizable intangible assets
Permits	139,537	—	139,537
Trademarks	95,778	—	95,778

	1,133,817	35,159	1,098,658

			2007
	COST $	ACCUMULATED AMORTIZATION $	NET $

Amortizable intangible assets
Patents	505,404	20,098	485,306
Unamortizable intangible assets
Trademarks	75,314	—	75,314

	580,718	20,098	560,620

15 - BANK LOAN

The Company has an authorized operating line of credit of $500,000 and a discounted receivables facility of $500,000 at the prime rate plus 2.10% (6.85% as at May 31, 2008, 8,10% as at May 31, 2007). With regard to the discounted receivables facility, an additional commission of 0.25% on the related receivable is payable. The bank loan is guaranteed by a first ranking movable hypothec on all accounts receivable, tax credits receivable and inventories totalling $1,000,000. The bank loan is subject to certain covenants requiring the Company to maintain ratios, one of which was not met at May 31, 2008. The lender has agreed, without waiving its rights, to tolerate the non compliance of the ratio.

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16 - LONG-TERM DEBT

	2008 $	2007 $

Mortgage loan, $1,200,000 par value, secured by processing and laboratory equip- ment having an amortized cost of $2,051,092 as at May 31, 2008, prime rate plus 6.75% (11.50% as at May 31, 2008, 14.75% as at May 31, 2007), payable in monthly principal instalments of $26,650, maturing in February 2010.	560,350	880,150

Mortgage loan, principal balance of $637,000, secured by the universality of prop- erty, weekly variable interest rate determined by the lender plus 5% (effective rate 12.06% as at May 31, 2008, 13,55% as at May 31, 2007), payable in monthly principal instalments of $16,333, maturing in September 2011.	628,352	818,298

Mortgage loan, principal balance of $975,000, secured by the universality of prop- erty, weekly variable interest rate determined by the lender plus 3% (effective rate 10,59% as at May 31, 2008, 11,92% as at May 31, 2007), payable in monthly principal instalments of $25,000, maturing in September 2011.	951,479	1,219,621

Mortgage loan, secured by the plant, fixed interest rate of 7.77%, maturing in Octo- ber 2016, monthly instalments of $8,058. Balance to be renegotiated in 9 years.	804,137	836,813

Secondary mortgage loan, $399,750 par value, secured by the plant, fixed interest rate of 10,25%, payable over 5 years in monthly principal instalments of $8,501.	294,027	357,265

Obligations under capital leases, interest rates varying from 6.17% to 15.46%, pay- able in average monthly instalments of $4,333 ($2,261 as at May 31, 2007), maturing at different dates until 2013.	139,587	55,249

Refundable contribution obtained from a Federal subsidy program available for small and medium enterprises, without collateral or interest, payable in 8consecu- tive biannual instalments 2 years after the project ends.	77,609	—

Refundable contribution obtained from a Federal subsidy program available for small and medium enterprises, without collateral or interest, payable in 8 consecu- tive biannual instalments 2 years after the project ends.	52,500	52,500

	3,508,041	4,219,896

Current portion of long-term debt	984,018	926,345

	2,524,023	3,293,551

Under these mortgage loans, the Company is required to maintain certain financial ratios.

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The instalments on long-term debt during the next five years without considering cost of $ 32,020 are detailed as follows:

	OBLIGATIONS UNDER CAPITAL LEASES $	OTHER LOANS $

2009	50,044	936,910
2010	47,110	891,323
2011	34,688	662,679
2012	19,063	242,449
2013 and thereafter	6,599	667,113

Total minimum lease payments	157,504
Interest expense included in minimum lease payments	17,917

	139,587

17 - CAPITAL STOCK AND WARRANTS Authorized Unlimited number of shares without par value

Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance

Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder’s option under certain conditions into common shares.

	2008 $	2007 $

Issued and fully paid
37,481,797 common shares (36,729,547 in 2007)	24,839,769	23,119,647
31,618 warrants	62,825	62,825

	24,902,594	23,182,472

	NUMBER OF SHARES	CONSIDERATION

Common shares		$

Balance as at May 31, 2006	34,292,290	17,002,009
Issued following private placement	1,500,000	4,500,000
Issued following the exercise of stock options	881,875	1,313,757
Issued following the exercise of warrants	55,382	303,881

Balance as at May 31, 2007	36,729,547	23,119,647
Issued following the exercise of stock options	752,250	1,720,122

Balance as at May 31, 2008	37,481,797	24,839,769

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In 2007, the Company issued 87,000 warrants at an exercise price of $3.50 expiring in November 2008 as part of the commission to the broker in connection with a $4,500,000 financing agreement. The Company issued 87,000 warrants to brokers as a commission; the warrants were valued at $172,869 according to the Black & Scholes model. The Company estimated the warrants’ value using the following assumptions:

i. No dividend ii. Risk-free interest rate of 3.93% iii. Expected life of 2 years iv. Expected volatility of 118.56%

In 2007, 55,382 warrants were exercised. The proceeds from the exercise totalling $193,837 and the value of warrants of $110,044 were recorded as an increase in share capital.

The Company issued common shares in connection with the exercise of options for a cash consideration of $679,332 in 2008 and $480,126 in 2007. Amounts recorded in contributed surplus and related to these options have been reclassified to capital stock, being $1,040,790 in 2008 and $1,027,468 in 2007.

18 - STOCK-BASED COMPENSATION PLAN

The Company has initiated a stock-based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan represents the closing price of the common shares listed on the TSX Venture Exchange on the eve of the grant. Under this plan 6,850,000 common shares have been reserved for issuance. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as is the term of the options which, however, cannot be more than five years, according to the regulations of the plan. The total number of stock options issued to a single person cannot exceed 5% of the Company’s total issued and outstanding common shares, with the maximum being 2% for each consultant.

Every stock-options grant in the stock-option plan should allow for conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.

On October 3, 2007, the Company revised the exercise price of stock options outstanding granted to employees (non-officers) between May 1, 2007 and June 6, 2007 at a price of $5.50 per share. In accordance with CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payment the modification of the exercise price of the options has been treated as if it were an exchange of the original award for a new award.

The following tables show information on outstanding stock options:

	NUMBER OF OPTIONS	2008 WEIGHTED AVERAGE EXERCISE PRICE $	NUMBER OF OPTIONS	2007 WEIGHTED AVERAGE EXERCISE PRICE $

Options outstanding, beginning of year (a)	4,970,000	2.58	3,703,875	0.45
Granted	520,000	6.59	2,597,500	4.89
Exercised	(752,250)	0.90	(881,875)	0.32
Cancelled	(269,313)	5.99	(449,500)	2.84

Options outstanding, end of year	4,468,437	2.92	4,970,000	2.58

Exercisable options as at May 31	3,055,888	2.49	1,618,375	0.30

(a) The 4,970,000 options outstanding, at the beginning of the year include 485,000 stock-options whose prices have been readjusted to $5.50 on October 3, 2007, while they were priced at $7.25 on May 31, 2007.

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2008

		OPTIONS OUTSTANDING		EXERCISABLE OPTIONS

RANGE OF EXERCISE PRICES	WEIGHTED AVERAGE EXERCISE PRICE $	WEIGHTED REMAINING CONTRACTUAL LIFE OUTSTANDING	NUMBER OF OPTIONS OUTSTANDING AT MAY 31, 08	NUMBER OF OPTIONS EXERCISABLE AT MAY 31, 08	WEIGHTED AVERAGE EXERCISE PRICE $

0.25	0.25	1,68 year	1,513,875	1,138,375	0.25
1.00	1.00	2,59 years	458,000	458,000	1.00
2.60 to 3.00	2.63	3,03 years	837,375	595,250	2.62
3.50 to 4.00	3.80	3,07 years	100,000	40,000	3.50
4.25	4.25	3,62 years	20,000	6,000	4.25
5.50 to 5.75	5.59	2,64 years	975,000	479,750	5.59
7.25 to 7.50	7.30	2,32 years	564,187	338,513	7.29

			4,468,437	3,055,888	2.49

The fair value of the options granted has been evaluated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year.

			2008		2007

		Employees	Non-employees	Employees	Non-employees
i)	Dividend	—	—-	—	—
ii)	Risk-free interest rate	3.87%	4.88%	4.18%	4.05%
iii)	Estimated/contractual life	2.18 years	4 years	3.26 years	2 years
iv)	Expected volatility	84%	109%	107%	112%

The weighted average fair value of the options granted to employees during the year is $2.06 ($2,97 in 2007) and $3.88 ($1.91 in 2007) to non-employees.

19 - INCOME TAXES

The income tax allowance differs from the amount that would have been calculated by applying the combined Canadian statutory income tax rate (federal and provincial: 31,56% in 2008 and 32,02% in 2007) as follows:

	2008	2007

Income tax at the combined Canadian statutory rate (federal and provincial)	(1,510,084)	(857,314)
Increase (decrease) resulting from:
Change in income tax rates
Reduction of future tax assets	304,819	56,670
Reduction of valuation allowance	(304,819)	—
Unrecognized temporary differences of the year	35,188	(145,201)
Stock-based compensation	1,417,477	906,129
Non-deductible items and other	127,795	39 ,716

Net future income tax assets of approximately $4,249,000 ($4,589,000 as at May 31, 2007) have not been reflected in these financial statements. These assets result primarily from unused non-capital losses and tax deductions resulting from expenses,

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which are recognized for accounting purposes but not deducted for tax purposes. These unused losses and deductions are available to reduce the Company’s income taxes in future years and are summarized as follows:

	2008	2007
	$	$

Net future income tax assets resulting from the following:
Tax losses	2,403,000	2,593,000
Research and development expenses	1,111,000	1,091,000
Excess of the carrying amount of assets over their tax basis	735,000	905,000

	4,249,000	4,589,000
Valuation allowance	(4,249,000)	(4,589,000)

Net future income tax assets recognized	—	—

As at May 31, 2008, the Company had tax losses, which are available to reduce future years’ taxable income until the following expiry dates:

	FEDERAL $	PROVINCIAL $

2009	1,102,235	1,068,773
2010	3,598,699	3,573,912
2014	2,644,475	2,606,465
2015	844,900	831,156

	8,190,309	8,080,306
Research and development expenses which can be carried forward indefinitely	3,546,905	5,609,645

As of May 31, 2008, the Company also has investment tax credits that have not been recognized. The expiration dates are as follows:

FEDERAL $

2011	1,000
2012	156,500
2013	217,000
2014	75,000
2015	53,500
2026	91,000
2027	145,000
2028	221,000

960,000

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20 - FINANCIAL INSTRUMENTS

Credit risk

The Company grants credit to its customers in the normal course of business. On an on-going basis, it performs credit evaluations of its customers and maintains bad debt allowance provisions for potential losses. Two customers (two customers in 2007) represent 43% (59% in 2007) of total trade accounts included in trade accounts receivable.

Exchange risk

The Company is exposed to exchange risk as a result of accounts receivable, term deposit and accounts payable stated in euros and U.S. dollars. As at May 31, 2008, Account receivable stated in euros totalled €155,438 (€216,211 in 2007) and those in US dollars amounted to US$3,934,824 (US$2,154,579 in 2007), the term deposit in U.S dollars represented US$750,000 and accounts payable stated in U.S. dollars totalled US$88,909 (US$52,403 in 2007).

Approximately 82% of the Company’s revenues are in U.S. dollars. A small portion of the purchases are made in foreign currencies. There is a financial risk involved because of the fluctuation in the value of the Canadian dollar in relation with the U.S. dollar. During the year, the Company used financial instruments to reduce its exposition to exchange risk. Fluctuations related to exchange rates could cause unforeseen fluctuations in the Company’s operating results.

The Company entered into currency forwards for the year to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to protect the Company from the risk of fluctuations in future exchange rates. The fair value of these derivative financial instruments was established according to prices obtained from the Company’s financial institution for identical or similar financial instruments. The following table summarizes the Company’s position as at May 31, 2008:

Maturity	Type	Amounts	Rates	Fair value

June 30, 2008	sell	US$ 100,000	1.023	$ 3,000

The net fair value of the currency forwards was accounted for as an exchange gain and was presented in accounts receivable.

Fair value of financial instruments

The carrying amount of the company’s short-term financial instruments approximates their fair value given that they will mature shortly. The term deposits, subscribed from a Canadian financial institution having a high credit rating, mature on November 30, 2008 and bear interest between 3,55% and 4.20% (3,55% in 2007).

 The fair value of mortgage loans at variable interest rate are equivalent to their carrying amount as the loans bear interest at a rate which varies according to the market rate. The fair value of fixed-rate mortgage loans are equivalent to their carrying amount as their terms approximate those existing on financial markets.

The fair value of secured loans, unsecured loans and obligations under capital leases is determined by discounting future cash flows using rates that the Company can use for loans with similar terms, conditions and maturity dates. The fair value approximates the carrying amount.

The refundable contributions obtained under a Federal grant program are interest-free. The fair value cannot be determined as equivalent market terms and conditions are not readily identifiable.

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21 - COMMITMENTS AND CONTINGENCIES

The Company has entered into a licensing agreement, which calls for semi-annual payments of royalties based on the net realized sales of licensed products for the term of the patents, according to the following conditions:

	Rate	Minimum royalty

To a Canadian university as of June 1, 2002 *	4.00%	$5,000
To a company controlled by an officer and director as of June 1, 2002	1.00%	—

* The Company has a $275,000 purchase option relating to the intellectual property currently held by this Canadian university.

On August 18, 2004, the Company notified the Canadian university of its intention to exercise its $275,000 purchase option relating to the intellectual property. As per the licensing agreement reached between the Canadian university and the Company, the terms of payment are as follows: $100,000 on the transfer date of the intellectual property, $50,000 on the first anniversary date of the transfer, $50,000 on the second anniversary and $75,000 on the third anniversary.

On August 23, 2004, university researchers filed an injunction against the Company and the Canadian university demanding cancellation of the purchase option of the intellectual property granted to the Company by the Canadian university.

In May 2007, the court rendered an unfavourable judgement against the Canadian university and the Company in the first part of the trial. In April 2008, the court heard the second and last part of the case. The Company believes that damages determined by the court in excess of the $275,000, if any, should be attributed to the university due to its contractual commitment to the Company. The royalties paid to the researcher were correctly calculated and any amount due is insignificant.

Furthermore, the Company believes that the licence does not involve payment of the royalty on the protein concentration and that a contrary decision could generate a royalty payable of an insignificant amount due to the low level of sales generated by that ingredient.

The Company is of the opinion that the court’s decision, after the second and last phase of the trial, will not be unfavorable to the Company. If this is not the case, the Company will appeal this decision. The sum of $275,000 is therefore presented as a commitment. The Company voluntarily paid $275,000 ($200,000 in 2007) to a third party; this amount is reserved for the payment of the purchase option for intellectual property, and is recorded as a term deposit in short-term assets.

In addition, in the normal course of business, the Company has signed agreements with various partners and suppliers relating to the execution of research projects to produce and market certain products. The Company has reserved certain rights relating to these projects. During the first quarter of 2009, the Company initiated a clinical trial research on human conditions that will be performed during the next 15 months for an amount of $ 775,000 and made a payment of $ 250,000.

The Company has entered into long-term lease agreements, which call for payments of $447,006 for the rental of premises. Minimum lease payments for the next 5 years are $96,759 in 2009, $97,547 in 2010, $97,146 in 2011, $97,052 in 2012 and $58,502 in 2013.

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22 - SEGMENT DISCLOSURES

Descriptive information on the Company’s reportable segments

The Company has only one reportable operating segment: processing and commercializing products derived from marine biomasses.

Geographic information

All the Company’s assets are located in Canada.

The Company sales are attributed to the following countries based on the customer’s country of residency:

	2008 $	2007 $

Canada	984,551	1,338,907
United States	5,764,579	5,008,041
Europe	1,727,013	1,563,097
Asia / Oceania	1,787,682	216,147

	10,263,825	8,126,192

Information about major customers

From the total sales amounting to $ 3,191,307, $ 1,452,919 and $ 1,738,388 come from two clients ($ 3,353,373 came from three clients in 2007).

23 - CORRESPONDING CONSOLIDATED FINANCIAL STATEMENTS

The comparative figures of previous statements have been reclassified to conform with the presentation adopted in 2008.